As filed with the Securities and Exchange Commission on November 23, 1998
                                            Securities Act File No. 333-39839
                                     Investment Company Act File No. 811-6156
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)
                                 AMENDMENT NO. 1

               MERRILL LYNCH HIGH INCOME MUNICIPAL BOND FUND, INC.
                                (Name of Issuer)
               MERRILL LYNCH HIGH INCOME MUNICIPAL BOND FUND, INC.
                      (Name of Person(s) Filing Statement)
                Shares of Common Stock, Par Value $0.10 per share
                         (Title of Class of Securities)
                                   589945 10 4
                      (CUSIP Number of Class of Securities)
                                  Arthur Zeikel
               Merrill Lynch High Income Municipal Bond Fund, Inc.
                             800 Scudders Mill Road
                          Plainsboro, New Jersey 08536
                                 (609) 282-2800
           (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                                   Copies to:

Thomas R. Smith, Jr., Esq.                   Patrick D. Sweeney, Esq.
Brown & Wood LLP                             Merrill Lynch Asset Management
One World Trade Center                       P.O. Box 9011
New York, New York  10048-0557               Princeton, New Jersey  08543-9011

                                October 20, 1998
                       (Date Tender Offer First Published
                       Sent or Given to Security Holders)

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

         This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 of Merrill Lynch High Income Municipal Bond Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") 4,000,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on October 20, 1998 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 and General Instruction D of Schedule 13E-4.

         The Offer terminated at 12:00 midnight, New York time, on November 17, 1998 (the "Expiration Date"). Pursuant to the Offer, 516,915.888 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $11.33 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $5,856,657.02.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         MERRILL LYNCH HIGH INCOME MUNICIPAL BOND FUND, INC.




November 23, 1998                By   /s/ Terry K. Glenn
                                    -----------------------------------------
                                   (Terry K. Glenn, Executive Vice President)